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                              February 4, 2021

       Harry Simeonidis
       Chief Executive Officer and President
       GBS Inc.
       708 Third Avenue, 6th Floor
       New York, NY 10017

                                                        Re: GBS Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 21,
2021
                                                            File No. 333-252277

       Dear Mr. Simeonidis:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. Please revise your prospectus to include the information required by Item 11 of Form S-1.
                                                        In this regard, we note
that you do not include disclosure required under parts (a)-(d), (h),
                                                        (k) and (l) of Item 11
of Form S-1. Alternatively, please explain to us why such disclosure is not required.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Harry Simeonidis
GBS Inc.
February 4, 2021
Page 2

statement.

      You may contact Deanna Virginio at (202) 551-4530 or Joe McCann at (202) 551-
6262 with any questions.



                                                       Sincerely,
FirstName LastNameHarry Simeonidis
                                                       Division of Corporation
Finance
Comapany NameGBS Inc.
                                                       Office of Life Sciences
February 4, 2021 Page 2
cc:       Alec F. Orudjev, Esq.
FirstName LastName